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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Burke, Zane M.		January 1, 2003
	2800 Rockcreek Parkway (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Cerner Corporation CERN		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Kansas City, MO 64117 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		West President
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		1,048		D

	Common Stock		1,469		I		By Trust

	Common Stock		293		I		By Managed Account

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Common Stock		(1)	6/5/10		Common Stock	2,500		$24.00		D

	Common Stock		(1)	10/10/11		Common Stock	1,750		$15.00		D

	Common Stock		(1)	10/10/22		Common Stock	667		$26.00		D

	Common Stock		(1)	10/1/23		Common Stock	700		$22.00		D

	Common Stock		(1)	6/1/10		Common Stock	3,640		$25.00		D

	Common Stock		(1)	6/14/11		Common Stock	2,090		$18.6875		D

	Common Stock		4/30/00	4/30/09		Common Stock	235		$17.04		D

	Common Stock		(2)	6/14/11		Common Stock	2,000		$43.29

	Common Stock		(2)	4/5/12		Common Stock	5,000		$46.23

Explanation of Responses:

(1) Options vest over ten years, beginning one year from grant date.

(2) Options vest over five years, beginning two years from grant date.

Zane M. Burke	1/9/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.